

Bill Leone · 3rd

Entrepreneur | Brand Builder | Strategist | Dad

Raleigh-Durham-Chapel Hill Area · Contact info

500+ connections

GoBeep, Inc.

University of North Carolina at Chapel Hill

Experience

Chief Commercial Officer
GoBeep, Inc. · Full-time
Jul 2021 – Present · 6 mos
Cary, North Carolina, United States

Founder
MGMT Consults
May 2021 – Present · 8 mos

Vice President Of Business Development
Parexel
Sep 2019 – May 2021 · 1 yr 9 mos
RTP

Parexel is focused on the development of innovative new therapies to improve the world's health. We do this by providing a suite of groundbreaking biopharmaceutical development services that help customers across the globe transform scientific discoveries into new treatments for patients. From clinical trial design to regulatory and consulting servi ...see more

Bioclinica
1 yr 5 mos

Global Vice President of Business Development
May 2018 – Sep 2019 · 1 yr 5 mos

Bioclinica is an integrated clinical life science solutions provider, delivering powerful insight into clinical trial development, assuring greater client success in bringing medical therapies to market for people around the world. Through deep medical, scientific, and technology expertise, Bioclinica provides medical imaging and cardiac safety services; clinical ...see more

Vice President of Enterprise Solutions
May 2018 – Jun 2018 · 2 mos
Cary, NC

Senior Director Business Development
ePharmaSolutions
Aug 2017 – May 2018 · 10 mos
RDU

At ePharmaSolutions, we are building something new. We are not a high-tech company.
We are an idea company whose thinking is highly entrenched in technology, but not limited by it.

...see more

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Education

University of North Carolina at Chapel Hill
Bachelor of Arts (BA), Labor and Industrial Relations
1991 – 1995